

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2012

<u>Via Email</u>
James E. Solomon
Chief Financial Officer
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah  84047

> **Re:    Broadcast International, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 9, 2012**
> **File No. 333-180621**

Dear Mr. Tiede:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities may be being offered by or on behalf of the registrant.  If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C.  Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C.  Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant.  Alternatively, please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.  For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, 612.09, available on our website at www.sec.gov.

Principal and Selling Shareholders, page 45

2. Please revise your selling shareholder table to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

3. Notwithstanding the immediately preceding comment, please provide footnote disclosure identifying any of your selling shareholders that received their shares as underwriting compensation. As indicated above, please note that a broker-dealer that received the securities it is offering for resale as underwriting compensation, need not be identified as an underwriter.

4. Please revise your disclosure here, or elsewhere as appropriate, to clarify the manner in which the selling shareholders received their shares. We presume this information is contained in your Recent Sales of Unregistered Securities disclosure beginning on page II-2, but we are unable to discern the specific transactions that are applicable to the shares being offered by the selling shareholders.

Item 15. Recent Sales of Unregistered Securities, page II-2

5. We note that you filed a Form D on March 30, 2012 disclosing the offer of securities beginning on March 16, 2012 in reliance on Rule 506 of Regulation D. Please revise your disclosure beginning on page II-2 to identify the offering(s) made in reliance on Rule 506.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc:     Gregory Lindley
        Holland & Hart LLP
        Via Email